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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 11, 2013

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis announces divestiture of its blood transfusion diagnostics unit to Grifols

•                  Spain-based Grifols to acquire Novartis blood transfusion diagnostics unit for USD 1.675 billion

•                  Divestiture further enhances Novartis focus on strategic businesses

Basel, November 11, 2013 — Novartis announced a definitive agreement to divest its blood transfusion diagnostics unit to Grifols for USD 1.675 billion. This transaction, requiring customary regulatory approvals, is expected to be completed in the first half of 2014.

“The sale of the Novartis blood transfusion diagnostics unit enables us to focus more sharply on our strategic businesses while providing Grifols with a platform for global expansion,” said Joseph Jimenez CEO of Novartis. “I am especially pleased that the agreement with Grifols provides our associates with an opportunity to join a company that will focus on growing this business aggressively.”

Acquired in 2006 as part of Chiron, the blood transfusion diagnostics unit has formed part of Novartis Vaccines and Diagnostics. The blood transfusion diagnostics unit is dedicated to increasing transfusion safety worldwide with nucleic acid testing, blood testing products and immunoassay reagents that detect infectious disease. Headquartered in Emeryville, California, its net sales in 2012 were approximately USD 565 million. Not included in the sale is the Novartis companion diagnostics unit that is integrated into the pharmaceuticals business, nor the Genoptix business, as these are closely linked to the pharmaceuticals pipeline.

Headquartered in Barcelona, Spain, Grifols is the world’s third largest producer of plasma-derived therapies.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “to divest,” “to acquire,” “strategic,” “requiring customary regulatory approvals,” “expected,” “opportunity,” “will,” “dedicated,” “pipeline,” or similar terms, or by express or implied discussions regarding the potential completion of the divestiture of the Novartis blood transfusion diagnostics unit, or regarding potential future sales or earnings of the Novartis Group and any potential strategic benefits, synergies or opportunities as a result of the divestiture. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed divestiture will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the divestiture. Neither can there be any guarantee that Novartis will achieve any particular future financial results in the future.  In particular,

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management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including an unexpected failure to obtain necessary government approvals for the transaction, or unexpected delays in obtaining such approvals; the potential that the potential strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected; general economic and industry conditions, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 133,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff
Novartis Global Media Relations
+41 61 324 7999 (direct)
+41 79 593 4202 (mobile)
eric.althoff@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	November 11, 2013	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting